

July 22, 2013

Via E-mail
Scott R. Silverman
Chief Executive Officer
Digital Angel Corporation
220 Congress Park Drive, Suite 200
Delray Beach, FL 33445

> **Re: Digital Angel Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 12, 2013**
> **File No. 000-26026**

Dear Mr. Silverman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to clarify the voting rights of your Series C Preferred stock prior to approval of the reverse stock split, name change and stock plan. We note your current disclosure that "each share of Series C Preferred stock has the equivalent of 8,215,184 votes of common stock." However, this disclosure seems inconsistent with the tabular disclosure provided on page 2.

2. It appears that the reverse stock split, name change and stock plan proposals are related to your Share Exchange Agreement with VeriTeQ Corporation and its affiliates. Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13 and Item 14. Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director